
Fallon, Nevada 66 miles
Paymaster Mine
Bruner Mine
Derelict Mine
July-Duluth
Mines
Penelas
Mine
14
13
23
24
13
18
24
19
23
24
26
25
24
19
25
30
Moon 15
Moon 16
Moon 13
Moon 14
Moon 11
Moon 12
Moon 9
Moon 10
Moon 8
Moon 6
Moon 3
Moon 4
Moon 1
Moon 2
T14N R37E
T14N R38E
Patriot Claim Block
N
0
.5
1 Kilometers
0
.5
1 Mile
PATRIOT GOLD CORP
Bruner Project
Location and Land Status
Nye County, Nevada